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                                                                 Exhibit 2



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                                           For More Information
                                           Stephen D. Blum
                                           Vice President, Corporate Relations
                                           Office: (214) 868-0438
                                           Home: (214) 869-9474

FOR IMMEDIATE RELEASE

QUAKER STATE CORPORATION ADOPTS STOCKHOLDER RIGHTS PLAN

OIL CITY, PA, September 29, 1995--The board of directors of Quaker State Corporation (NYSE:KSF) voted to adopt a stockholder rights plan. The rights plan is intended to ensure fair treatment of stockholders in the event of any unsolicited offer that might lead to a takeover of the company.

  Stockholders of record as of October 18, 1995 will receive one right for each share of Quaker State Capital Stock owned on that date. Each right will entitle its holder to purchase one share of Capital Stock of the company at an exercise price of $50.

  The rights plan provides that after a person or group acquires 15% or more of the company's voting shares, each of the rights (other than the rights held by the 15% holder, which become void once the holder reaches the 15% threshold) becomes the right to acquire, upon payment of the $50 exercise price, shares of the company's Capital Stock having a market value (as defined in the rights plan) equal to twice the exercise price (i.e., $100 of Capital Stock for $50).

  The new plan also provides that if a person or group acquires at least 15%, but less than 50%, of the company's voting stock, the board may exchange each right (other than those held by the 15% holder) for one share of the company's Capital Stock.

  The rights may be redeemed by the board of directors for $0.01 per right at any time prior to the first public announcement or communication to the company that a person or group has crossed the 15% threshold.

  The rights plan was not adopted in response to any specific effort to gain control of Quaker State, and the board of directors is not aware of any such effort.

  "The rights plan will help us protect our stockholders in the event that someone seeks to gain control of the company by allowing the board of directors time to evaluate the offer and all options for long-term growth," said Herbert
M. Baum, Quaker State's chairman and chief executive offer. Mr. Baum added that Quaker State's stockholder rights plan was designed to give the company sufficient flexibility to guard against coercive tactics by potential acquirers.

  Quaker State Corporation is principally a producer of motor oil and lubricants, both branded and private label, and a marketer of products and services in the automotive aftermarket. Operating divisions provide efficient and economic fast lube services and manufacture safety lighting equipment for cars and trucks.

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